FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

CONSOLIDATED FINANCIAL STATEMENTS OF ENEL AMÉRICAS GROUP

AS OF JUNE 30, 2019

▪    Revenues increased by 23.3% as compared to the same period of last year reaching US$ 7,228 million explained mainly by higher revenues in Brazil and Argentina.

▪    EBITDA increased by 25.3% reaching US$ 2,070 million, explained mainly by improved results in Brazil as a result of the incorporation of Enel Distribución Sao Paulo in June 2018, improved results in Enel Distribución Goiás and in our subsidiary Fortaleza. Furthermore, Argentina’s improved results of US$ 279 million fundamentally explained by Edesur's agreement with the Argentine National State, which ended the outstanding reciprocal claims for the 2006-2016 period, net of currency devaluation and hyperinflationary effect.

	EBITDA
Country	June 30
	2019	2018	Variation
	million US$		%
Argentina	402	253	58.6
Brazil	765	511	49.7
Colombia	636	622	2.2
Peru	281	278	1.1
Enel Américas (*)	2,070	1,652	25.3

(*) Includes Holdings and Adjustments

▪    Operating Income (EBIT) increased by 17.4 % reaching US$ 1,466 million mainly explained by an increased EBITDA net of higher depreciation and amortization due to the incorporation of Enel Sao Paulo into the consolidation perimeter.

▪    Net income attributable to the parent company reached US$ 544 million, 35.2% more than in the previous quarter, explained mainly by an improved come for the period in Enel Brasil as a result of the acquisition of Enel Sao Paulo, together with improved results in Argentina due to the regulatory agreement signed by Edesur and the Argentine National State and partially offset by a higher financial cost in Enel Brasil as a result of the acquisition of Enel Sao Paulo.

▪    Net financial debt reached US$ 7,916 million, 19% higher than at the close of 2018, explained mainly by the acquisition of Enel Distribución Sao Paulo in the month of June of 2018.

▪    CAPEX for the period reached US$ 705 million, 8.5 % more than in the same period of the year before, mostly due to higher investment levels in Argentina and Brazil.

SUMMARY BY BUSINESS SEGMENT

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Generation

EBITDA in the generation segment was practically in line with the same period of last year, reaching US$ 811 million. In operational terms, the generation sector EBITDA increased by US$ 148 million explained by an improved income obtained in Argentina, Colombia and Brazil offset by the negative impact of US$ 158 million as a result of currency devaluation.

Physical Data

	2018	2019	Var %
Total Sales (GWh)	31,869	34,848	9.3%
Total Generation (GWh)	19,801	19,278	-2.6%

Distribution

EBITDA in the distribution segment was 49.1 % higher than in the same period of 2018, reaching US$ 1,304 million; explained mainly by Brazil due to the consolidation of Enel Distribución Sao Paulo and the recognition of regulatory liabilities in Edesur of US$ 279 million. The number of clients increased by 102,248 while physical sales increased by 44.9% mainly due to Enel Sao Paulo.

Physical data

	2018	2019	Var %
Total Sales (GWh)	41,305	59,863	44.9%
Number of Clients	24,437,834	24,540,082	0.4%

FINANCIAL SUMMARY

The Company’s available liquidity has remained strong, as shown below:

•	Cash and cash equivalents	US$ 1,409 million
•	Cash and cash equiv. + cash investments over 90 days	US$ 1,535 million
•	Available committed lines of credit	US$ 1,052 million

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

➢  The average nominal interest rate in June 2019 increased from 7.3% to 7.5% during the same period of the previous year, primarily influenced by higher cost of debt in Brazil. All of the above was partially offset by improved debt refinancing rates in Colombia, lower inflation in Brazil and lower deb linked to the CPI in a period when inflation rate in Colombia increased.

Hedging and protection:

In order to mitigate the financial risks associated with foreign exchange rate and interest rate fluctuations, Enel Américas S.A. has established policies and procedures aimed at protecting its financial statements against the volatility of these variables.

•       Enel Américas S.A. (consolidated) foreign exchange rate risk hedging policy establishes that there must be a balance between the index currency of the flows generated by each company and the currency in which they assume any type of debt. Therefore, Enel Américas S.A., has contracted cross currency swaps of US$ 775 million and forwards of US$ 675 million.

•       In order to reduce the volatility of the financial statements stemming from interest rate changes, Enel Américas S.A. (consolidated) keeps an adequate debt structure balance. To achieve the above, we have entered into interest rate swaps that total US$ 341 million.

RELEVANT INFORMATION FOR THE ANALYSIS OF THESE FINANCIAL STATEMENTS

I.                 Change of Perimeter:

In April 2018 our subsidiary Enel Brasil S.A., through its vehicle Enel Sudeste S.A. launched the acquisition, via a voluntary Public Tender Offer, of Eletropaulo Metropolitana de Eletricidade de Sao Paulo (“Eletropaulo”), a Brazilian power distributor. The process concluded successfully on July 4, 2018, with the final acquisition of 95.05% of shareholding equity which corresponds to 156,158,581 shares for the amount of US$ 1,840 million.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

On September 19, 2018 the Board of Directors of Eletropaulo approved a share capital increase for the value of worth R$1,500,000, through the issuance of 33,171,164 new shares. Enel Sudeste attended this capital increase, acquiring 33,164,964 new shares (approximately US $395 million) with which the company increased its participation to 95.88% in Eletropaulo.

On December 3, 2018, Eletropaulo was renamed as Enel Distribución Sao Paulo.

The impact of this operation, plus other information related to this acquisition, are detailed in note 6.1. of Enel Américas’ Consolidated Financial Statements as of June 30, 2019.

I.                           HIPERINFLTION IN ARGENTINA

As of July 2018, the Argentinean economy has been considered a hyperinflationary economy, according to the criteria set out in the international accounting standard no. 29 "Financial Information on Hyperinflationary Economies" (IAS 29). This determination was carried out on the basis of a series of qualitative and quantitative criteria which include the presence of an accumulated inflation rate of over 100% in three years.

According to IAS 29, the financial statements of the companies in which Enel Américas participates in Argentina have been restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine Peso, on the closing date of these financial statements. Non-monetary

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

assets and liabilities were restated as of February 2003, the last date on which an inflation adjustment was applied for accounting purposes in Argentina.

For the consolidation purposes in Enel Américas and as a result of the application of IAS 29, the results and the financial situation of our Argentine subsidiaries, were converted to the closing exchange rate ($Arg/USD) as of June 30, 2019 pursuant to IAS 21 “Effects of variations in foreign currency exchange rates” when it comes to a hyperinflationary economy.

Previously, the results of the Argentine subsidiaries were converted at an average exchange rate for the period, as is the case for the conversion of the results for the rest of the Group's subsidiaries in other countries whose economies are not considered hyperinflationary.

Considering that Enel Américas’ presentation and functional currency does not correspond to a hyperinflationary economy according to the IAS 29 guidelines, the restatement of the results as of June 30, 2018 is not required in the Group’s Consolidated Financial Statements.

For more information please consult Note 7 of Enel Américas’ Consolidated Financial Statements.

MARKETS IN WHICH THE COMPANY OPERATES

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia and Peru. Virtually all our revenues and cash flows come from the operations of our subsidiaries; jointly controlled entities and associates in these four countries.

The following tables show some key indicators, as of June 30, 2019 and 2018 of the entities operating in Argentina, Brazil, Colombia and Peru.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Generation and transmission business segment

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	2019	2018	2018	2017
Enel Generación Costanera S.A.	SIN Argentina	3,538	3,683	5.6%	5.4%
Enel Generación El Chocón S.A.	SIN Argentina	1,128	1,381	1.8%	2.0%
Central Dock Sud	SIN Argentina	1,337	2,231	2.1%	3.3%
Enel Generación Perú S.A. (Edegel)	SICN Peru	5,454	5,159	20.7%	20.5%
Enel Generación Piura S.A. (Piura)	SICN Peru	296	299	1.1%	1.2%
Emgesa S.A.	SIN Colombia	8,684	8,843	24.6%	26.2%
EGP Cachoeira Dourada S.A.	SICN Brazil	11,003	8,275	4.5%	3.5%
Enel Generación Fortaleza S.A.	SICN Brazil	2,303	1,362	0.9%	0.6%
EGP Volta Grande S.A.	SICN Brazil	1,106	637	0.5%	0.3%
Total		34,848	31,869

Distribution business segment

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	2019	2018	2019	2018	2019	2018	2019	2018

Empresa Distribuidora Sur S.A. (Edesur)	8,258	9,042	14.8%	12.9%	2,479	2,543	685	633
Enel Distribución Perú S.A. (Edelnor)	4,178	4,040	8.1%	8.2%	1,431	1,409	2,426	2,401
Enel Distribución Río S.A.	5,772	5,635	21.8%	20.8%	2,943	2,983	3,037	3,082
Enel Distribución Ceará S.A.	5,898	5,708	13.7%	14.0%	3,893	3,976	3,476	3,582
Enel Distribución Goiás S.A.	6,920	6,582	11.2%	12.5%	3,065	2,972	2,886	2,688
Eletropaulo Metropolitana de Electricidade de Sao Paulo	21,798	3,418	9.5%	9.6%	7,247	7,166	1,072	943
Codensa S.A.	7,039	6,880	7.8%	7.9%	3,481	3,388	2,256	2,238
Total	59,863	41,305	12.4%	12.3%	24,540	24,438	1,566	1,446

(*) Includes final customer sales and tolls.

The following table shows a breakdown of energy sale revenues of continued operations by business segment, by client category and by country as of June 30, 2019 and 2018.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Energy Sale Revenues
Generation and Distribution
(Figures in million US$)

Country	Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	Jun-19	Jun-18	Jun-19	Jun-18	Jun-19	Jun-18	Jun-19	Jun-18	Jun-19	Jun-18	Jun-19	Jun-18	Jun-19	Jun-18

Generation	212	164	336	406	593	594	269	242	1,410	1,406	(380)	(342)	1,030	1,064
Regulated customers	-	-	227	136	317	329	138	130	682	595	(462)	(342)	220	253
Non regulated customers	-	-	90	221	208	223	114	106	412	550	82	-	494	550
Spot Market	212	164	13	47	68	42	11	4	304	257	-	-	304	257
Other Clients	-	-	6	2	-	-	6	2	12	4	-	-	12	4

Distribution	575	759	3,123	2,057	687	706	457	441	4,843	3,963	(12)	-	4,831	3,963
Residential	257	268	1,834	1,015	391	350	249	225	2,731	1,858	(12)	-	2,719	1,858
Commercial	213	271	733	474	186	167	55	57	1,187	969	-	-	1,187	969
Industrial	72	84	244	139	72	67	79	90	467	380	-	-	467	380
Other	33	136	312	429	38	122	74	69	458	756	-	-	458	756
Less: Consolidation adjustments	-	-	(160)	(150)	(158)	(117)	(74)	(75)	(392)	(342)	392	342	-	-

Energy Sales Revenues	787	923	3,299	2,313	1,122	1,183	652	608	5,861	5,027	-	-	5,861	5,027

Variation in million US$ and %.	(136)	14.7%	986	42.6%	(61)	(5.2%)	44	7.2%	834	16.6%	-	-	834	16.6%

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

I.- ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of Income Statement

The income attributable to the controlling shareholders of Enel Américas for the period which ended on June 30, 2019 reached US$ 544 million; which represents a 35.2% increase in relation to the US$ 403 million income registered in the same period of the previous year.

Below we present an item-by-item comparison of the income statement of the continuing operations for the periods ended on June 30, 2019 and 2018:

CONSOLIDATED INCOME STATEMENT (Continuing Operations) (million US$)	June 2019	June 2018	Change	% Change

Revenues	7,228	5,864	1,364	23.3%
Sales	6,493	5,463	1,030	18.9%
Other operating income	735	401	334	83.4%
Procurements and Services	(4,213)	(3,399)	(814)	(24.0%)
Energy purchases	(3,035)	(2,406)	(629)	(26.1%)
Fuel consumption	(147)	(113)	(34)	(30.0%)
Transportation expenses	(552)	(423)	(129)	(30.3%)
Other variable costs	(479)	(457)	(22)	(4.8%)
Contribution Margin	3,015	2,465	550	22.3%
Personnel costs	(346)	(334)	(12)	(3.5%)
Other fixed operating expenses	(599)	(479)	(120)	(25.2%)
Gross Operating Income (EBITDA)	2,070	1,652	418	25.3%
Depreciation and amortization	(480)	(340)	(140)	(41.2%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(124)	(63)	(61)	(98.0%)
Operating Income	1,466	1,249	217	17.4%
Net Financial Income	(266)	(217)	(49)	(22.7%)
Financial income	244	163	81	50.1%
Financial costs	(657)	(497)	(160)	(32.3%)
Gain (Loss) for indexed assets and liabilities	86	-	86	100.0%
Foreign currency exchange differences, net	61	117	(56)	48.0%
Other Non Operating Income	1	2	(1)	(50.0%)
Others profit (loss)	1	2	(1)	(50.0%)
Net Income Before Taxes	1,201	1,034	167	16.2%
Income Tax	(374)	(374)	(0)	(0.0%)
Net Income from Continuing Operations	827	660	167	25.3%

NET INCOME	827	660	167	25.3%
Net Income attributable to owners of parent	544	403	141	35.2%
Net income attributable to non-controlling interest	283	257	26	10.3%

Earning per share (US$ /share)	0.00948	0.00701	0.00247	35.2%

(*) As of June 30, 2019 and 2018 the average number of paid and subscribed shares were 57,452,644,668 and 57,452, 641, 516, respectively.

For a better understanding of the effects of the application of IAS 29 in Argentina to the Enel Américas Group, the following is a summary of the results table:

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

CONSOLIDATED INCOME STATEMENT	03-30-2019 Enel Américas proforma without hyperinflation (in million of US$)	Aplication effect by IAS 29 (in million of US$)	Aplication effect by IAS 21 (in million of US$)	Adjustments	06-30-2019 Enel Américas reported (in million of US$)

	(i)	(ii)	(iii)	(iv)	(v)
Revenues	6,446	70	(22)	48	6,493
Other Operating Income	736	7	(9)	(2)	735
Revenues and Other Operating Income	7,182	77	(31)	46	7,228

Raw materials and consumables used	(4,187)	(40)	15	(26)	(4,213)
Contribution Margin	2,995	37	(17)	20	3,015

Other work perfomed by the entity and capitalized	85	2	(1)	1	86
Employee benefits expenses	(427)	(8)	3	(5)	(432)
Depreciation and amortization expense	(446)	(36)	1	(35)	(480)
Impairment loss recognized in the period's profit or loss	(122)	(2)	1	(2)	(124)
Other expenses	(595)	(7)	3	(4)	(598)
Operating Income	1,490	(14)	(9)	(24)	1,466

EBITDA	2,058	24	(11)	13	2,070
					1466.172
Othe gains (losses)	(0)	1	0	1	0
Financial Income	242	4	(2)	2	244
financial Costs	(654)	(7)	4	(3)	(657)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	1	-	(0)	(0)	1
Foreign currency exchange differences	58	4	(1)	3	61
Income (Loss) for indexed assets and liabilities	-	86	-	86	86

Income (loss) before taxes	1,136	74	(9)	65	1,201
Income tax expenses, continuing operations	(349)	(27)	2	(25)	(374)
Income from continuing operations	787	48	(7)	40	827
Income (loss) from discontinued operations	-	-	-	-	-
NET INCOME	787	48	(7)	40	827

Net Income attributable to:
Net Income attributable to Shareholders of Enel Américas	498	51	(5)	46	544
Net income attributable to non-controlling interests	289	(3)	(3)	(6)	283
NET INCOME	787	48	(7)	40	827

(i)                It reflects what would have been the consolidated profit of Enel Américas as of June 30, 2019 in the event if the Argentine economy had not been considered hyperinflationary as defined by IAS 29.

(ii)              It corresponds to the IAS 29 adjustments, i.e. those arising from the restatement of non-monetary liabilities and assets as well as those accounts of results that do not specify a base already updated by inflation.

(iii)            It corresponds to the difference between converting the results of the Argentine subsidiaries at a closing exchange rate, as defined by IAS 21 when it comes to hyperinflationary economies, versus average exchange rates, which is the methodology previously applied to the Argentine subsidiaries and which is the current methodology for the rest of the subsidiaries of Enel Américas operating in other countries in the region (non-hyperinflationary economies).

(iv)             Sum of (ii) + (iii).

(v)              Enel Américas’ results as of June 30, 2019.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

EBITDA:

EBITDA during the period which ended on June 30, 2019 reached US$ 2,070 million, which represents a US$ 418 million increase, equivalent to a 25.3% increase in comparison to the US$ 1,652 million EBITDA for the period which ended on June 30, 2018.

Operating income, operating costs, staff expenses and other costs by nature for the operations that determine our EBITDA, broken down for each business segment for periods that ended on June 30, 2018 and 2019, are presented below:

EBITDA FROM CONTINUING OPERATIONS
BY BUSINESS SEGMENT

	As of June 30
	2019	2018	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	223	166	57	34.3
Brazil	375	460	(85)	(18.5)
Colombia	612	620	(8)	(1.3)
Peru	284	296	(12)	(4.1)
Revenues Generation and Transmission businesses	1,494	1,542	(48)	(3.1)
Distribution business
Argentina	893	800	93	11.6
Brazil	3,948	2,603	1,345	51.7
Colombia	828	847	(19)	(2.2)
Peru	480	463	17	3.7
Revenues Distribution business	6,149	4,713	1,436	30.5
Less: consolidation adjustments and other activities	(415)	(391)	(24)	6.1
Total consolidated Revenues Enel Américas	7,228	5,864	1,364	23.3

Generation and Transmission businesses
Argentina	(78)	(14)	(64)	(457.1)
Brazil	(169)	(264)	95	36.0
Colombia	(214)	(217)	3	1.4
Peru	(100)	(94)	(6)	(6.4)
Procurement and Services Generation and Transmission businesses	(561)	(589)	28	4.8
Distribution business
Argentina	(445)	(463)	18	3.9
Brazil	(2,835)	(1,916)	(919)	(48.0)
Colombia	(479)	(510)	31	6.1
Peru	(310)	(312)	2	0.6
Procurement and Services Distribution business	(4,069)	(3,201)	(868)	(27.1)
Less: consolidation adjustments and other activities	417	391	26	(6.5)
Total consolidated Procurement and Services Enel Américas	(4,213)	(3,399)	(814)	(24.0)

Generation and Transmission businesses
Argentina	(20)	(28)	8	28.6
Brazil	(8)	(9)	1	11.1
Colombia	(14)	(15)	1	6.7
Peru	(14)	(15)	1	6.7
Personnel Exepenses Generation and Transmission businesses	(56)	(67)	11	16.4
Distribution business
Argentina	(69)	(124)	55	44.4
Brazil	(170)	(94)	(76)	(80.9)
Colombia	(25)	(24)	(1)	(4.2)
Peru	(14)	(12)	(2)	(16.7)
Personnel Exepenses Distribution business	(278)	(254)	(24)	(9.4)
Less: consolidation adjustments and other activities	(12)	(13)	1	7.7
Total consolidated Personnel Expenses Enel Américas	(346)	(334)	(12)	(3.5)

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Continued:

	As of June 30
	2019	2018	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	(15)	(15)	-	-
Brazil	(11)	(11)	-	-
Colombia	(19)	(20)	1	5.0
Peru	(21)	(21)	-	-
Other Expenses Generation and Transmission businesses	(66)	(67)	1	1.5
Distribution business
Argentina	(87)	(69)	(18)	(26.1)
Brazil	(335)	(229)	(106)	(46.3)
Colombia	(53)	(59)	6	10.2
Peru	(23)	(26)	3	11.5
Other Expenses Distribution business	(498)	(383)	(115)	(30.0)
Less: consolidation adjustments and other activities	(35)	(29)	(6)	(20.7)
Total consolidated Other Expenses Enel Américas	(599)	(479)	(120)	(25.2)

EBITDA
Generation and Transmission businesses
Argentina	110	109	1	0.9
Brazil	187	176	11	6.3
Colombia	365	368	(3)	(0.8)
Peru	149	166	(17)	(10.2)
EBITDA Generation and Transmission businesses	811	819	(8)	(1.0)
Distribution business
Argentina	292	144	148	102.8
Brazil	608	364	244	67.0
Colombia	271	254	17	6.7
Peru	133	113	20	17.7
EBITDA Distribution business	1,304	875	429	49.0
Less: consolidation adjustments and other activities	(46)	(42)	(4)	(8.3)
Total consolidated EBITDA Enel Américas	2,070	1,652	418	25.3

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

EBITDA OF THE GENERATION AND TRANSMISSION SEGMENT:

Argentina

EBITDA of our generation subsidiaries in Argentina reached US$ 110 million in June 2019 representing a US$ 1 million increase as compared to the same period of 2018. The main variables, by subsidiary, which explain this increase in the 2019 results are described below:

Enel Generación Costanera S.A.: (Higher EBITDA of US$ 3 million, mostly attributable to higher revenues from high sale indexation to the US dollar despite lower physical sales).

Enel Generación Costanera’s operating revenues increased by US$ 48 million, or 58.3 % in June 2019 in relation to the year before. This increase is principally explained by US$ 74 million of higher revenue attributable to the high indexation of sales to the evolution of the US dollar, despite lower physical sales for the period (-145 GWh). In addition, an increase in revenue of US$ 14 million from the CPI update from the date of accrual, originating in the application of IAS 29 in Argentina.

The above was partially offset by US$ 40 million lower income as a result of the devaluation of the Argentine Peso in relation to the US Dollar that took place in 2018 and due to the change in the conversion methodology due to the application of IAS 29 in Argentina moving from average exchange rate to closing exchange rate, as indicated by IAS 21 when it comes to hyperinflationary economies.

Enel Generación Costanera’s Operating costs increased by a US$ 49 million due mainly to higher gas consumption totaling US$ 40 million as a result of resolution No. 70/2018 which established that commercial fuel management ceased to be the exclusive domain of the dispatch agency (CAMMESA), and since December 2018 it has been carried out by the generation companies themselves , higher third-party costs associated with the purchase of fuel for US$ 4 million and US$ 5 million higher costs for the CPI update from the date of accrual, originating in the application of IAS 29 in Argentina.

Enel Generación Costanera’s staff expenses decreased by US$ 6 million which is mainly explained by the US$ 10 million cost decrease as a result of the devaluation of the Argentine peso in relation to the US dollar and the application of the conversion methodology in companies that operate in hyperinflationary economies. The above was partially offset by the US$ 4 million salary cost increase related to the country’s internal inflation.

Enel Generación Costanera’s other expenses by nature increased by US$ 2 million which is mainly explained by US$ 6 million for technical services offset by US$ 4 million as a result of the devaluation of the Argentine peso in relation to the US dollar and the application of the conversion methodology in companies that operate in hyperinflationary economies.

At EBITDA level in Enel Generación Costanera, due to the application of IAS 21 in hyperinflationary economies, there was a US$ 2 million negative impact and due to the application of IAS 29, that is to say adjusting the results by inflation, a US$ 7 million positive effect.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Enel Generación El Chocón: (EBITDA in line with the previous period).

Operating revenues of Enel Generación El Chocón decreased by US$ 1 million in relation to the same period of last year, mostly because of a US$ 19 million income decrease due to conversion effects, as a result of the devaluation of the Argentine peso and the change in the income conversion methodology for a company that operates in a hyperinflationary economy.

The above was partially offset by (i) a US$ 16 million increase from the indexation of sales to the evolution of the US dollar, despite lower physical sales for the period (-253 GWh) and (ii) US$ 2 million in higher income from the CPI update from the date of accrual, originating in the application of IAS 29 in Argentina.

Operating costs in Enel Generación El Chocón were in line with the same period of last year.

Staff expenses in Enel Generación El Chocón decreased by US$ 1 million which was explained mainly by the conversion effects of the devaluation of the argentine peso.

Other expenses by nature in Enel Generación El Chocón were in line with the same period of last year.

At EBITDA level in Enel Generación El Chocon, due to the application of IAS 21 in hyperinflationary economies, there was a US$ 3 million positive effect.

Central DockSud: (Lower EBITDA of US$ 5 million, mainly due to the devaluation of the Argentine peso).

Dock Sud’s operating revenues increased by US$ 8 million, or 18.1%, in June 2019 in relation to the same period of the year before, which is explained by a US$ 24 million income increase, attributable to the high indexation of sales to the evolution of the US dollar, despite lower physical sales for the period (-894 GWh) mainly due to the maintenance that took place in the gas turbine TG-10 and higher income of US$ 7 million because of the recognition of the incident in Turbine TG-09.

The above was partially offset by US$ 23 million lower income as a result the devaluation of the Argentine Peso in relation to the US Dollar and the change in the conversion methodology for a company that operates in hyperinflationary economies.

Dock Sud’s operating costs increased by US$ 15 million as compared to the same period of the previous year mainly due to higher gas consumption costs of US$ 18 million as a result of resolution No. 70/2018 which established that commercial fuel management ceased to be the exclusive domain of the dispatch agency (CAMMESA), and since December 2018 it has been carried out by the generation companies themselves. The above was offset by lower costs due to the devaluation of the Argentine Peso in relation to the US Dollar and the change in the conversion methodology for a company that operates in hyperinflationary economies.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Dock Sud’s Staff expenses decreased by US$ 1 million explained mainly by the application of IAS 21 in hyperinflationary economies as a result of the devaluation of the Argentine peso in relation to the US dollar.

Dock Sud’s other expenses by nature decreased by US$ 1 million explained mainly by the conversion effect originating in the devaluation of the argentine peso.

At EBITDA level in Central DockSud due to the application of IAS 21 in hyperinflationary economies, there was a US$ 1 million negative impact and due to the application of IAS 29, this is adjusting the results by inflation, a US$ 3 million positive effect.

Enel Trading Argentina: (higher EBITDA of US$ 3 million mainly due to the effects of the devaluation of the Argentine peso).

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Brazil

EBITDA of our generation and transmission subsidiaries in Brazil totaled US$ 187 million in June 2019 representing a US$ 11 million increase in relation to the same period of the previous year. The main variables, by subsidiary, that explain this decrease of results in June 2019 are described below:

EGP Cachoeira Dourada S.A.: (EBITDA in line with the same period of the previous year).

EGP Cachoeira Dourada’s operating revenues decreased by US$ 20 million, or 7.5%, in June 2019. This decrease is mostly explained by a US$ 29 million income decrease as a result of the 12.4% devaluation of the Brazilian real in relation to the US dollar. The above was partially offset by a US$ 9 million income increase due to higher physical sales (+2,728 GWh) due to a higher level of commercialization with free clients.

EGP Cachoeira Dourada’s operating costs decreased by US$ 19 million, or 4.1 % as of June 2019, mostly composed by a US$ 2 million increase due to higher energy purchases (+ 2,463 GWh) offset by US$ 21 million less from lower conversion effect stemming from the devaluation of the Brazilian real.

EGP Cachoeira Dourada’s staff expenses were in line with the same period of the year before.

EGP Cachoeira Dourada’s other expenses by nature were in line with the same period of the year before.

Enel Generación Fortaleza: (higher EBITDA of US$ 25 million, mainly due to higher energy sales)

Enel Generación Fortaleza’s operating revenues increased by US$ 25 million mostly due to US$ 47 million higher energy sales of +941 GWh mainly as a result of higher demand for the period. The above was partially offset by (i) US$ 12 million conversion effects stemming from the devaluation of the Brazilian Real in relation to the US dollar, (ii) US$ 5 million less insurance compensation linked to a fire in the generating plant and (iii) US$ 5 million lower income as a result of the recognition of a fiscal incentive Provin (Programa de Incentivo y Desarrollo Industrial).

Enel Generación Fortaleza’s operating costs were in line with the same period of the previous year. Higher energy purchases of US$ 4 million (+1,255 GWh) and higher fuel consumption of US$ 4 million were offset by the devaluation of the Brazilian Real in relation to the US Dollar.

Enel Generación Fortaleza’s staff expenses were in line with the same period of the previous year.

 Enel Generación Fortaleza’s other expenses by nature were in line with the same period of the previous year.

Enel Cien S.A.: (US$ 3 million lower EBITDA due mainly to lower income as a result of the 12.4 % devaluation of the Brazilian Real in relation to the US Dollar).

Enel Green Power Volta Grande.: (EBITDA decreased by US$ 11 million mainly due to higher energy purchases)

Enel Green Power Volta Grande's EBITDA reached US$ 31 million as of June 2019, representing a decrease of US$ 11 million from the same period of the year before. The main variables that explain this decrease in the 2019 are described below:

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

EGP Volta Grande’s operating revenues increased by US$ 4 million which corresponds to US$ 9 million in higher energy sales of 469 GWh. The above was partially offset by US$ 5 million in lower conversion effects of the devaluation of the Brazilian real in relation to the US dollar.

EGP Volta Grande’s operating costs increased by US$ 14 million mainly due to higher energy purchases (+ 206 GWh).

EGP Volta Grande’s staff costs were in line with the same period of last year.

EGP Volta Grande’s other expenses by nature increased by US$ 1 million due to higher third-party services.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Colombia

EBITDA of our generation subsidiary in Colombia reached US$ 365 million in June 2019, which represents a US$ 3 million decrease in relation to the same period of the previous year. The main variables that explain this increase in the results are described below:

Emgesa SA: (US$ 3 million lower EBITDA mainly due to lower physical sales and conversion effects of devaluation of the Colombian peso in relation to the US dollar).

Emgesa’s operating revenues decreased by US$ 8 million, or 1.3 % in June 2019. This decrease is mainly explained by (i) lower income of US$ 6 million due to lower physical sales (- 159 GWh), (ii) lower revenues of US$ 9 million corresponding to indemnities and loss of profit recognized in 2018, due to damages in the Chivor Tunnel that affected the Guavio plant and (iii) a decrease of US$ 66 million due to conversion effects stemming from the 11.9% devaluation of the Colombian peso in relation to the US dollar. The above was partially offset by an increase in revenues of US$ 70 million due to tariff increase and US$ 3 million due to higher gas sales.

 Emgesa’s operating costs decreased by US$ 4 million composed mainly by US$ 24 million due to the lower conversion effect stemming from the devaluation of the Colombian peso. This was partially offset by (i) higher energy purchases of US$ 12 million, as a result of a cost increase of US$ 22 million for higher energy prices, offset by US$ 10 million for lower physical purchases (- 484 GWh) in the spot market, (ii) a US$ 4 million increase in the consumption of fuels associated with higher thermo generation, and (iii) an increase of US$ 4 million in transport costs.

Emgesa’s staff expenses decreased by US$ 1 million mostly due to lower conversion effects stemming from the devaluation of the Colombian peso.

Emgesa’s other expenses by nature decreased by US$ 1 million mainly due to lower conversion effects stemming from the devaluation of the Colombian peso.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Peru

EBITDA of our generation subsidiaries in Peru reached US$ 148 million in June 2019, which represents a US$ 18 million decrease in relation to the previous year. The main variables, by subsidiary, that explain such a decrease in the 2019 results are described below:

Enel Generación Perú S.A.: (US$ 16 million lower EBITDA mostly because of lower income in tolls and lower revenues due to the Central Termica Ventanilla damage)

Enel Generación Perú’s operating revenues decreased by US$ 12 million, or 5.1 % in June 2019. This increase is mostly explained by (i) US$ 12 million decrease revenues in extraordinary billing toll to free clients executed in 2018 mainly explained by agreement with Cajamarquilla to resolve a litigation, (ii) US$ 8 million lower income for provisions recognized in 2018 and related to the Central Termica Ventanilla damage and (iii) lower conversion effects of US$ 4 million, for the 2.3% devaluation of the new Peruvian sol in relation to the US dollar. The above was partially offset by higher energy sales of US$ 12 million, corresponding to higher physical sales (+295 GWh).

Enel Generación Perú's operating costs increased by US$ 4 million, or 4.7%, in June 2019, mainly as a result of higher gas transportation costs of US$ 3 million and toll revenues of US$ 3 million. The above was partially offset by lower oil consumption of US$ 2 million, explained by a greater hydroelectric generation.

Enel Generación Piura S.A.: (EBITDA in line with the same period of last year)

Piura SA’s operating revenue increased by US$ 3 million mainly explained by higher energy and gas sales.

Piura S.A.’s operating costs increased by US$ 3 million explained by higher fuel consumption.

Chinango S.A.: (US$ 2 million lower EBITDA due mainly to lower physical energy sales and tolls)

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

DISTRIBUTION SEGMENT EBITDA:

Argentina

Empresa Distribuidora Sur S.A. (Edesur): (Higher EBITDA of US$ 148 million mainly due to the regulatory agreement with the Argentinean government)

EBITDA of our Argentinean subsidiary Edesur reached US$ 293 million in June 2019, which represents a US$ 149 million increase in relation to the same period of last year. The main variables that explain this increase in the June 2019 income are described below:

Edesur’s operating revenue increased by US$ 94 million, or 11.7 % at the end of the first half of 2019, of which (i) US$ 279 million is from a higher other operating income as a result of the regulatory agreement signed between Edesur and the Argentine National State, which ended the outstanding reciprocal claims arising in the transition period 2006-2016, (ii) higher revenues from energy sales of US$ 148 million, of which US$ 176 million corresponds to a tariff increase, offset by lower physical sales of US$ 28 million (+784 GWh), (iii) US$ 7million in toll price increases, mainly due to inflation, and (iv) higher revenues of US$ 54 million from CPI update IPC's update from the date of their accrual.

The above was partially offset by US$ 394 million from lower conversion effect due to the devaluation of the Argentine peso in relation to the US dollar and because of the change of the conversion methodology stemming from the application of IAS 29 in Argentina, that moved from average exchange rate to closing exchange rate as required by IAS 21 as happens in hyperinflationary economies.

Edesur’s operating costs decreased by US$ 18 million, or 3.9 % explained by a US$ 230 million due to the lower conversion effect as a result of the devaluation of the Argentine peso and the application of IAS 21 in a hyperinflationary economy. This was partially offset by (i) an increase of US$ 206 million in energy purchases, of which US$ 205 million is associated with an increase in energy prices and US$ 31 million in higher costs due to the IPC upgrade from the date of their accrual also originating in the application of IAS 29, offset by lower physical purchases of energy for US$ 30 million and (ii) a US$ 6 million increase for the rental of electricity equipment and other expenses.

Edesur’s staff expenses decreased by US$ 55 million of which US$ 62 million correspond to lower conversion effects as a result of the devaluation of the Argentine Peso in relation to the US Dollar and the applications of IAS 21 in the case of hyperinflationary economies and US$ 10 million from the increase in labor costs. The above was offset mainly by (i) a US$ 11 million in staff salary increases mainly due to domestic inflation and (ii) a US$ 6 million increase expenses from the update of the Consumer Price Index as of the date of accrual also stemming from the application of IAS 29.

Edesur’s Other expenses by nature increased by US$ 17 million mainly due to higher costs for the services of network and other maintenance and renewal totaling US$ 51 million, offset by lower conversion effects of US$ 34 million due to the devaluation of the Argentine peso and the application of IAS 21 in a hyperinflationary economy.

At EBITDA level in Edesur, due to the application of IAS 21 in hyperinflationary economies, there was a US$ 9 million negative impact and from the application of IAS 29, that is to say adjusting the results by inflation, and a US$ 11 million positive effect.

Energy losses increased by 1.9 p.p. reaching 14.8 % as of June 2019. The number of Edesur’s clients as of June 2019 reached 2.48 million which represents a decrease of 64,000 in relation to the same period of the year before.

Brasil

EBITDA of our distribution subsidiaries in Brazil reached US$ 608 million in June 2019, which represents a US$ 244 million increase in relation to the previous year. The main variables, by subsidiary, that explain such an increase in the June 2019 income are described below:

Enel Distribución Río S.A. (ex Ampla): (Higher EBITDA of US$ 6 million, mostly attributable to higher income stemming from tariff recovery).

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Enel Distribución Rio’s operating revenue was in line with the income for the same period of the previous year, mainly because:

Lower energy sales of US$ 15 million mainly attributable to the following effects: (i) US$ 61 million lower tax revenues received from research and developments and energy, (ii) lower conversion effects of US$ 65 million, due to the 12.4% devaluation of the Brazilian real in relation to the US dollar, and (iii) lower PIS/COFINS tax revenues of US$ 16 million. This was partially offset by US$ 127 million due to the effect of higher tariff recovery.

On the other hand, other services increased by US$ 19 million mainly explained by greater toll revenue of US$ 27 million and higher mutual support revenue of US$ 2 million. The above was partially offset by lower conversion effects of US$ 10 million, due to the devaluation of the Brazilian real in relation to the US dollar.

Finally, other operating income decreased by US$4 million, explained by US$ 10 million of lower income due to the devaluation of the Brazil real in relation of the US dollar, offset by higher construction revenues of US$ 4 million, stemming from the application of IFRS 12 "Services Grant Agreements" (hereinafter "IFRS 12").

Enel Distribución Rio’s operating costs decreased by US$ 4 million or 0.8 % in June 2019, mainly explained by:

Energy purchases increased by US$ 13 million, a variation explained by: (i) an increase of US$ 53 million from higher regulated industrial tariff prices and hydrological risk, and (ii) US$ 40 million from lower conversion effects due to the devaluation of the Brazilian real.

Energy transport costs decreased by US$ 11 million mainly due to the lower conversion effects caused by the devaluation of the Brazilian real.

A US$ 6 million decrease in other variable supplies mainly due to US$ 10 million for lower conversion effects arising from the devaluation of the Brazilian real, offset by US$ 4 million for higher costs associated with construction services under IFRS 12.

Staff expenses at Enel Distribución Río decreased by US$ 5 million, mainly due to the lower conversion effects caused by the devaluation of the Brazilian real.

Enel Distribución Rio’s other expenses by nature increased by US$ 3 million due mainly to US$ 9 million lower conversion effects due to the devaluation of the Brazilian real, offset by higher costs for risk litigation provisions totaling US$ 9 million and for third party services of US$ 3 million.

Energy losses increased by 1.0 p.p. reaching 21.8 % in June 2019. As of June 2019, Enel Distribución Río had 2.94 million clients, which represented a decrease of 40,000 as compared to the same period of the previous year.

Enel Distribución Ceará S.A. (ex Coelce): (lower EBITDA by US$ 15 million mainly due to the effects of the devaluation of the Brazilian real in relation to the US dollar and higher energy purchases)

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Enel Distribución Ceará’s operating revenue decreased by US$ 39 million, or 5.7 % in June 2019, mostly due to:

Energy sales decreased by US$ 52 million mainly due to (i) US$ 59 million from lower conversion effects due to devaluation of the Brazilian real (ii) lower PIS/COFINS tax revenues of US$ 2 million and (iii) US$ 15 million lower income from subsidies and other services. This is partially offset by an increase in physical energy sales of US$ 24 million (+ 190 GWh).

Other sales increased by US$ 3 million mainly due to higher other sales.

Other services provisions increased by US $ 25 million, mainly due to US$ 29 million of higher revenues from free clients tolls, offset by US$ 4 million for lower conversion effects due to the devaluation of the Brazilian real.

Other operating income decreased by US$ 15 million mainly due to US$ 5 million from lower construction revenue from the application of IFRS12 and US$ 10 million for lower conversion effects due to the devaluation of the Brazilian real.

Enel Distribución Ceará’s operating costs decreased by US$ 20 million or 4.1 % in June 2019, which is mainly explained by higher energy purchases of US$ 46 million, due to higher demand and higher prices for regulated industrial tariffs and an increase in construction costs of US$ 5 million from IFRS 12 application. This was offset by lower transport costs of US$ 6 million and lower conversion costs of US$ 55 million, due to the devaluation of the Brazilian real.

Enel Distribución Ceará’s staff expenses decreased by US$ 1 million mainly due to the lower conversion effects caused by the devaluation of the Brazilian real in relation to the US dollar.

Enel Distribución Ceará’s other expenses by nature decreased by US$ 3 million mostly because of US$ 7 million due to the lower conversion effects caused by the devaluation of the Brazilian real in relation to the US dollar offset by a US$ 4 million increase from higher third-party service costs for the maintenance of lines and networks and other services.

Energy losses decreased by 0.3 p.p. reaching 13.7 % as of June 2019. Enel Distribución Ceará had 3.89 million clients in June 2019 which represented an 83,000 decrease in new clients as compared to the same period of the previous year.

Enel Distribución Goiás. (ex CELG): (higher EBITDA of US$ 17 million mainly due to higher physical sales and lower transport costs and other supplies)

Enel Distribución Goiás’ operating revenue decreased by US$ 8 million , which is mainly explained by US$ 85 million from lower conversion effects due to the devaluation of the Brazilian real, which was partially offset by: (i) higher energy sales of US$ 39 million explained by higher physical sales (+338 GWh) and tariff increases, (ii) a US$ 23 million increase in other services mainly explained by an increase in toll revenues due to tariff readjustments for free clients whose number also increased in relation to the previous period and (iii) US$ 15 million in higher other operating income corresponding mainly to US$ 8 million for reconnecting customers and US$ 5 million from construction income for the application of IFRS 12.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Enel Distribución Goiás’ operating costs decreased by US$ 52 million, explained by (i) US$ 63 million from lower conversion effects due to the devaluation of the Brazilian real and (ii) lower transportation costs of US$ 18 million.

The above was partially offset by higher energy purchases of US$ 22 million to meet increased demand and increase in other variable supplies and services by US$ 5 million mainly for lower construction costs as per the application of IFRS 12.

Enel Distribución Goiás’ staff costs increased by US$ 1 million due mainly to lower conversion effects due to the devaluation of the Brazilian real.

Enel Distribución Goiás’ other expenses by nature increased by US$ 27 million due mainly to higher costs of services for meter reading and client assistance and PIS/COFINS taxes totaling US$ 34 million, offset by US$ 7 million from lower conversion effects due to the devaluation of the Brazilian real.

Energy losses decreased by 1.3. p.p. reaching 11.2 % as of June 2019. As of June 2019, Enel Distribución Goiás had 3.06 million clients which represented an increase of 93,000 new clients as compared to the same period of the previous year

Enel Distribución Sao Paulo: (former Eletropaulo a company entered into the consolidation parameter in June 2018. US$ 236 higher EBITDA)

Enel Distribución Sao Paulo’s operating revenue was US$ 1,767 million corresponding to an increase of US$ 1,392 million compared to the previous period, in which only one month of results was consolidated at the level of Enel Américas.

The main variations are explained below: (i) energy sales of US$ 1,197 million, equivalent to higher physical sales of 18,380 GWh, (ii) US$ 158 million in other services which corresponds to toll service revenues, and (iii) other operating income of US$ 78 million, of which US$ 64 million is explained by construction revenue related to IFRS12 and client penalty revenues of US$ 13 million. The above was offset by lower revenues of US$ 41 million as a result of the conversion effects due to the devaluation of the Brazilian real.

Enel Distribución Sao Paulo’s operating costs were US$ 1,306 million with a US$ 996 million increase in relation to the same period of last year and is mainly explained by: (i) energy purchases of US$ 803 million, (ii) US$ 164 million transport costs and (iii) other variable supplies and services of US$ 64 million which mainly corresponds to IFRS 12 costs. The above was offset by lower income of US$ 34 million due to the conversion effects due to the devaluation of the Brazilian real.

Enel Distribución Sao Paulo’s staff costs correspond to US$ 105 million and in relation to the same period of last year, increasing by US$ 81 million.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Enel Distribución Sao Paulo’s other expenses by nature correspond to US$ 100 million with a US$ 79 million increase in relation to the same period of last year, mainly due to higher third-party service costs for the maintenance of lines and networks and other services.

Energy losses during June 2019 reached 0.1 p.p. and 9.5%. The number of customers of Enel Distribución Sao Paulo reached 7.25 million as of June 2019, representing an increase of 81 thousand new customers compared to the same period of the previous year.

Colombia

EBITDA of our subsidiary Codensa in Colombia reached US$ 270 million in June 2019, which represents a US$ 16 million increase in relation to the same period of the previous year. The main variables that explain such increase in the June 2019 results are described below:

Codensa S.A.: (US$ 16 million higher EBITDA mostly explained by higher energy sales due to increased average sale price).

Codensa’s operating revenue decreased by US$19 million, or 2.3 % as of June 2019, and mainly explained by US$ 90 million from lower conversion effects, due to the 11.9% devaluation of the Colombian peso in relation to the US dollar. This was partially offset by (i) a US$ 4 million increase from physical sales (+159 GWh), (ii) a US$ 53 million increase attributable to a higher average energy price and (iii) a US$ 14 million increase in revenue posts and ducts, lines and network and infrastructure rental.

Codensa’s operating costs decreased by US$ 31 million or 6,1% as of June 2019 mainly explained by US$ 53 million lower conversion effects due to the devaluation of the Colombian peso against the US dollar and lower other variable supplies and services of US$ 2 million. The above was partially offset by (i) US$17 million increase in greater energy purchases, mainly due to higher average price of energy and (ii) a US$ 7 million increase in transport costs.

Codensa’s staff expenses increased by US$ 1 million as a consequence of a US$ 3 million increase in salaries and wages mainly due to inflation and increased staff numbers in relation to the same period of the previous year offset by US$ 2 million due to the devaluation of the Colombian peso.

 Codensa’s other expenses by nature decreased by US$ 5 million from the lower conversion effects due to the devaluation of the Colombian peso against the US dollar

Energy losses in June 2019 decreased by 0.1 p.p. and reached 7.8%. Codensa had 3.48 million clients as of June 2019 which represents an increase of 93,000 new clients, as compared to the same period of the previous year.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Peru

EBITDA of our subsidiary Enel Distribución Perú S.A. reached US$ 133 million in June 2019 which represents a US$ 20 million increase in relation to the previous year.

Enel Distribución Peru S.A. (former Edelnor): (US$ 20 million higher EBITDA mainly due to higher energy sales and tariff increases).

Enel Distribución Perú’s operating revenue increased by US$ 16 million mainly explained by higher energy sales of US$ 27 million of which US$ 14 million relates to an increase in the tariff and US$ 13 million to higher physical sales (+138 GWh) offset by US$ 11 million lower conversion effects due to the 2.3% devaluation of the new Peruvian sol in relation to the US dollar.

Enel Distribución Perú’s operating costs decreased by US$ 3 million which is mainly explained US$ 6 million from lower conversion effects due to the valuation of the new Peruvian sol offset by US$ 3 million variable costs for line connections and maintenance charges.

Enel Distribución Perú’s staff expenses increased by US$ 1 million mainly due to end of contract payments and others.

Enel Distribución Perú’s other expenses by nature decreased by US$ 2 million mainly due to less work related to energy losses.

Energy losses in June 2019 increased by 0.1 p.p. reaching 8.1% of operating costs. Enel Distribución Perú had 1.43 million clients in June 2019 which represents an increase of 22,000 new clients, as compared to the same period of the previous year.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

The following table shows, by segment and by country, a summary of EBITDA, Depreciation Expenses, Amortization and Impairment, and EBIT for the subsidiaries of the Enel Américas Group during the periods ended as of June 30, 2019 and 2019.

	As of June 30, 2019			As of June 30, 2018
Segment	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	(Million US$)

Generation and Transmission
Argentina	110	(46)	64	109	(22)	87
Brazil	187	(16)	171	176	(17)	159
Colombia	365	(36)	329	368	(38)	330
Peru	148	(34)	114	166	(31)	135
Total Generation and Transmission	810	(132)	678	819	(108)	711

Distribution
Argentina	292	(58)	234	144	(36)	108
Brazil	608	(319)	289	364	(167)	197
Colombia	271	(66)	205	254	(63)	191
Peru	133	(29)	104	113	(29)	84
Total Distribution	1,304	(472)	832	875	(295)	580
Less: consolidation adjustments and other activities	(46)	-	(44)	(42)	-	(42)
Total Consolidated Enel Américas	2,070	(604)	1,466	1,652	(403)	1,249

Depreciation, Amortization, Impairment

Depreciation, amortization and impairment totaled US$ 604 million in June 2019 which represents a US$ 201 million increase in relation to the same period of 2018.

Depreciation and amortization reached US$ 480 million in June 2019 representing a US$ 140 million increase compared to same period of 2018. The above is mainly explained by (i) a US$ 100 million increase in the Grupo Enel Brasil from the incorporation of Enel Distribución Sao Paulo into the Consolidation perimeter totalling US$ 88 million in relation to the first half of 2018, and US$ 12 million Enel Distribución Río for increased activations and (ii) US$ 40 million increase in Argentinean subsidiaries for higher depreciation as a result of the application of IAS 29, mostly Edesur with US$ 18 million, Dock Sud with US$ 11 million, Enel Generación Chocón with US$ 6 million and Enel Generación Costanera with US$ 5 million.

At the same time, impairment reached US$ 124 million in June 2019 representing a US$ 60 million net increase in relation to the same period of 2018, which can be mainly explained by the following:

Increased impairment losses in (i) Grupo Enel Brasil of US$ 51 million, mainly due to the incorporation of Enel Distribución Sao Paulo into the consolidation perimeter contributed US$ 33 million compared to the first half of 2018, Enel Distribución Ceará with US$ 6 million and Enel Distribución Goias with US$ 12 million, (ii) Codensa for higher impairment losses on receivables of US$ 3 million and (iii) Edesur higher impairment on

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

receivables of US$ 17 million, offset by US$ 12 million of lower conversion effects, due to the devaluation of the Argentine peso in relation to the US dollar and because of the application of IAS 21 in the case of a hyperinflationary economy.

At the depreciation, amortization and impairment level of to the Argentine subsidiaries as a result of the application of IAS 21 in hyperinflationary economies, there was a US$ 2 million positive effect and a US$ 38 million negative effect from the application of IAS 29.

The following table shows the consolidated non-operating income from continued activities for the periods ended June 30, 2019 and 2018:

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

NON OPERATING INCOME CONTINUING OPERATIONS

	As of June 30
	2019	2018	Variation	Variation
	(US$ million)%
Financial Income
Argentina	79	48	31	64.6
Brazil	151	102	49	48.0
Colombia	7	11	(4)	(36.4)
Peru	4	4	-	-
Consolidation adjustments and other activities	3	(2)	5	251.3
Total Financial Income	244	163	81	50.1
Financial Costs
Argentina	(128)	(125)	(3)	(2.4)
Brazil	(421)	(255)	(166)	(65.1)
Colombia	(78)	(93)	15	16.1
Peru	(18)	(15)	(3)	(20.0)
Consolidation adjustments and other activities	(12)	(9)	(3)	(33.3)
Total Financial Costs	(657)	(497)	(160)	(32.3)
Foreign currency exchange differences, net
Argentina	40	98	(58)	59.2
Brazil	10	23	(13)	(56.5)
Colombia	-	-	-	(100.0)
Peru	(1)	1	(2)	200.0
Consolidation adjustments and other activities	12	(5)	17	341.8
Total Foreign currency exchange differences, net	61	117	(56)	48.0
Gain (Loss) for indexed assets and liabilities	86	-	86	100.0
Net Financial Income Enel Américas	(266)	(217)	(49)	(22.7)

	As of June 30
	2019	2018	Variation	Variation
Other Gain (Losses)	(US$ million)%
Argentina	-	-	-	-
Brazil	-	1	(1)	(100.0)
Colombia	-	-	-	-
Peru	-	-	-	-
Menos: Ajustes de consolidación y otras actividades de negocio	-	-	-	-
Total Other Gain (Losses)	-	1	(1)	(100.0)
Share of profit (loss) of associates accounted for using the equity method:
Argentina	1	1	-	-
Brazil	-	-	-	-
Colombia	-	-	-	-
Peru	-	-	-	-
Less: consolidation adjustments and other activities	-	0	-	-
Total Share of profit (loss) of associates accounted for using the equity method	1	1	-	-

Total Non Operating Income	1	2	(1)	(100.0)

Net Income Before Taxes	1,201	1,034	167	16.2
Income Tax
Enel Américas (holding)	4	(12)	16	100.0
Argentina	(81)	(70)	(11)	15.7
Brazil	(87)	(66)	(21)	(31.8)
Colombia	(149)	(159)	10	6.3
Peru	(61)	(67)	6	8.7
Total Income Tax	(374)	(374)	(0)	0.0
Net Income after taxes	827	660	167	25.3
Profit (Loss) from discontinued operations, after taxes	-	-	-	-
Net Income	827	660	167	25.3
Net Income attributable to owners of parent	544	403	141	35.2
Net income attributable to non-controlling interest	283	257	26	10.3

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Financial Income

Financial income reached a US$ 266 million loss as of June 2019, which represents a US$ 49 million increase in loss in relation to the financial income registered in June 2018. The foregoing is mostly explained by:

(a) Higher financial income of US$ 81 million in June 2019 mainly due to (i) US$ 43 million attributable to Enel Distribución Sao Paulo, a company incorporated into the consolidation perimeter in June 2018, mainly to financial income from the application of IFRS 12 of US$ 12 million, interests generated from commercial receivables of US$ 21 million and updates of recoverable taxes of US$ 6 million , (ii) US$ 23 million in Enel Generación Fortaleza from financial updates of PIS/COFINS taxes receivable and (iii) higher revenues in the Argentine generation group of US$ 46 million, mainly from accounts receivable from VOSA. All of the above partially offset by lower income in Enel Distribución Rio, mainly due to a decrease in the updating of financial assets of US$17 million, in Edesur from the devaluation of the Argentine peso against the US dollar totaling US$ 6 million and in Emgesa and Codensa due to lower financial returns of US$ 4 million.

At the financial revenues level for Argentine subsidiaries due to the application of IAS 21 in hyperinflationary economies a US$ 2 million negative effect was registered and a US$ 4 million positive effect as a result of the application of IAS 29 due to inflation.

(b) US$ 160 increase in financial expenses mainly attributable to: (i) US$ 91 million higher expenses due to the incorporation of Enel Distribución Sao Paulo into the consolidation perimeter in June 2018, that correspond mainly to the US$ 26 million of its financial debt, US$ 19 million of financial update of civil provisions, update of US$ 33 million of post-employment provisions and US$ 13 million in other expenses, and (ii) higher financial expenses in Enel Brasil of US$ 115 million related to the debt with Enel Finance International for the purchase of Enel Distribución Sao Paulo. The above was partially offset by lower financial expenses in Enel Distribución Goías of US$ 42 million due to lower bank debts and Eletrobras.

At the financial expenses level for Argentine subsidiaries due to the application of IAS 21 in hyperinflationary economies there was a US$ 4 million positive effect a US$ 7 million negative effect as a result of the application of IAS 29 due to inflation.

 (c) a US$ 86 million increase in results from readjustments correspond to the profit generated by the application of IAS 29 in Argentina and reflect the net balance arising from implementing inflation to non-monetary assets and liabilities and result accounts that are not determined on a current basis converted to US Dollars at year-end Exchange rate.

(d) US$ 56 million increased losses due to Exchange rate differences due mainly to: (i) US$ 36 million negative Exchange rate difference related to receivables in foreign currency VOSA credits in Argentina, from the Enel Generaciónel Chocón S.A. subsidiary of US$ 23 million, Central Dock Sud of US$ 10 million and Enel Generación Costanera S.A. of US$ 3 million and (ii) US$ 58 million related to the devaluation of the Argentine peso in relation to the US dollar.

This is partially offset by positive exchange differences of US$ 7 million for foreign currency debt with Mitsubishi from our subsidiary Enel Generación Costanera S.A., and positive exchange differences in Grupo Enel Brasil for US$ 25 million related to accounts receivable for Enel Cien to Argentine subsidiaries CTM and TESA.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

At the exchange rate difference level for Argentine subsidiaries due to the application of IAS 21 in hyperinflationary economies there was a negative effect of US$ 4 million and due to the application of IAS 29, there was a US$ 1 million positive effect from inflation.

Corporate taxes

The gains tax levied on companies’ profits were in line with the same period of the year before accounted mainly by: (i) in Enel Generación El Chocón's lower tax expenditure of US$ 19 million, mainly explained by lower conversion effects due to the devaluation of the Argentine peso against the US dollar,(ii) US$ 8 million lower spending in Enel Generación Costanera explained principally US$10 million tax benefit arising from the reassessment of its non-monetary assets and liabilities, (iii) US$ 25 million lower spending in Central DockSud explained mainly by a tax benefit of US$ 25 million originating in the reassessment of its non-monetary tax assets and liabilities, US$ 10 million higher tax expenses for better financial results and US$ 10 million lower conversion effects , (iv) US$ 16 million from lower spending in Enel Americas mainly due to the tax return for previous period of US$7 million and US$ 9 million for lower financial results compared to the previous period, (v) US$ 5 million in lower taxes in Codensa and US$ 6 million in Emgesa mainly because of lower conversion effects due to the devaluation of the Colombian peso against the US dollar, (vi) US$ 11 million lower spending in Enel Generación Peru for lower financial results, (vii) in Enel Distribución Ceará of US$ 10 million mainly due to lower financial results compared to the same period of last year and (viii) in Enel Cien US$ 6 million lower financial results.

This was partially offset with higher tax expenses in (i) Edesur of US$ 62 million, mainly explained by better financial results resulting from the agreement signed by Edesur with the Argentine National State for US$ 70 million offset by US$ 8 million related to the conversion effects of the Argentine peso in relation to the US dollar, (ii) Enel Distribución Goiás of US$ 12 million mainly explained by lower income from deferred taxes related to tax losses, (iii) Enel Generation Fortaleza of US$ 14 million due to better tax results, (iv) Enel Distribución Sao Paulo of US$ 18 million from better financial results (company entered into the consolidation perimeter on June 1, 2018).

At the tax level for Argentine subsidiaries due to the application of IAS 21 in hyperinflationary economies there was a US$ 2 million positive effect and a US$ 27 million negative effect as a result of the application of IAS 29 due to inflation.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

ANALYSIS OF THE FINANCIAL STATEMENT

Assets
	June 2019	December 2018	Variation	Variation
	(US$ million)			%

Current Assets	6,367	6,384	(17)	(0.3%)
Non current Assets	23,345	21,012	2,333	11.1%

Total Assets	29,712	27,396	2,316	8.5%

Enel Américas’ total assets as of June 30, 2019 increased by US$ 2,316 million as compared to the total assets held on December 31, 2018, mainly as a result of:

      Current assets decreased by US$ 17 million, equivalent to 0.3%, mostly explained by:

•        A US$ 495 million cash and cash equivalents decrease composed mainly of: (i) US$ 609 net income from operational flows corresponding to charges for sales and services , net of supplier payments and others, (ii) US$ 328 million in net outgoings for financing activities corresponding to US$ 1,290 million for credit payments, of which US$ 360 million correspond to bank loans, US$ 731 million in bonds, and US$ 198 million are other financial debts, US$ 222 million in interest payments and US$ 636 million in dividend payments amounts that were partially offset by loans of US$ 1,820 million of which bank credits total US$ 435 million, bonds US$ 1,232 million and other financial debts of US$ 153 million, (iii) net outgoings for investment activities of US$ 776 million corresponding to: payments for the incorporation of property, plants and equipment of US$ 466 million, payments for the incorporation of intangible assets of US$ 336 million, payments originating from future contracts, term contracts, option contracts and financial swaps of US$ 3 million, 90+ day investments of US$ 162 million and other outgoings of US$ 16 million. These cash outgoings for investments were offset by: US$ 64 million in received interests, investment +90 days of US$ 135 million and other income of US$ 8 million.

•        A US$ 26 millionincrease in other current financial assetsmainly consisting of  90+ day collocations in Enel Distribución Río of US$ 25 million.

•        A US$ 93 million increase in other current non-financial assets mainly consisting of fiscal credit for VAT of US$ 58 million, and US$ 44 million   from recoverable  PIS/COFINS taxes.

•        A US$ 308 millionincrease in commercial receivables and other current accounts receivable corresponding mainly to(i) Enel Distribución Río of US$ 159 million corresponding toUS$ 81 million for transfer from long term of sector assets and US$ 78 million for tariff revision increase and lower credit assignment, (ii) Enel Distribución Sao Paulo of US$ 102 million corresponding to long term transfer of US$ 90 million and higher income from tariffs of US$ 12 million and (iii) Edesur of US$ 46 million , corresponding to higher receivables of US$ 76 million mainly from higher income from tariffs offset by US$ 30 million corresponding to the conversion effects of the devaluation of the Argentine peso.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

•       US$ 44 million increase in current stock, corresponding mainly to an increase in material purchase for electric infrastructure maintenance of US$ 22 million and Enel Distribución Goiás of US$ 22 million.

      A US$ 2,333 million increase of Non-current assets equivalent to 11.1%, mainly due to:

•      A US$ 196 million increase in Other non-current financial assets mainly due to an increase in accounts receivable in distribution companies in Brazil due to the application of IFRS 12.

A US$ 1,775 million increase in Other Non-financial and Non-current assets mainly from tax recognition for recovery in Enel Distribución Sao Paulo and Enel Distribución Ceará of US$ 1,293 million and US$ 374 million, respectively, as a result of a ruling of the supreme court in Brazil that granted the right to our subsidiaries to recover certain taxes that, following a market practice, were overpaid in the past (PIN/COFINS). The point in question is that the basis for determining these taxes included the ICMS tax, a situation which has now been resolved.

The overpayment of PIS/COFINS taxes was also passed on at the time to the end clients, so simultaneously with the recognition of these taxes to recover, our subsidiaries have recognized a regulatory liability and for the same amounts, net of any cost incurred by companies in these legal proceedings. (see explanation of commercial accounts and other non-current payables, on page 38 of this document).

•        A US$ 147 million decrease in commercial receivables and other non-current receivables mainly from the decrease of regulatory receivable in Brazilian subsidiaries mainly for short term transfer.

•       A US$ 436 million increase in Property, plants and equipment mostly comprised of (i) a US$ 340 million increase for new investments (ii) US$ 75 million initial valuation of user rights due to the application of IFRS 16 “lease” (hereinafter IFRS 16), (iii) other increases totaling US$ 357 million as a result of the application of IAS 29 in our Argentinean subsidiaries and (iv) US$ 4 million increase of various other items. The above was partially offset by (i) US$ 88 million decrease in the conversion effects to US dollar from the different functional currencies of the subsidiaries and (ii) depreciation and impairment totaling US$ 252 million.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Liabilities and Equity
	June 2019	December 2018	Variation	Variation
	(US$ million)%

Current Liabilities	9,003	9,650	(647)	(6.7%)
Non Current Liabilities	11,232	8,914	2,318	26.0%

Total Equity	9,477	8,832	645	7.3%
attributable to owners of parent company	7,265	6,724	541	8.0%
attributable to non-controlling interest	2,212	2,108	104	4.9%

Total Liabilities and Equity	29,712	27,396	2,316	8.5%

Enel Américas’ total liabilities and equity as of June 30, 2019 increased by US$ 2,316 million as compared to the total liabilities and equity as of December 31, 2018, mostly attributable to:

      Current liabilities decreased by US$ 647 million, explained mainly by:

A US$ 81 million decrease in Other current financial liabilities which is basically explained by (i) US$ 98 million decrease in Enel Distribución Río, for bank loan payments of US$ 158 million, net of issuance of new debt of US$ 22 million, accrued interest increase and long-term transfers of US $ 38 million, (ii) US$ 48 million decrease in Enel Distribución Ceará, for bank loan payments of US$ 117 million, net of issuance of new debt of US$ 53 million and accrued interest increase and long-term transfers of US$ 9 million, (iii) US$ 45 million decrease in Codensa, mainly bank loan payments and bonds of US$ 145 million, offset by US$ 64 million increase in new debts, transfer of long-term debt by US$ 25 million, plus accrued interest by US$ 11 million, (iv) US$ 47 million decrease in Emgesa, for bond payments and other loans of US$ 276 million, offset with new loans of US$ 152 million, plus long term transfers by bonds debt of US$ 76 million,  (v) US$ 45 million decrease in Grupo Enel Perú, mainly for bank loan payments and bonds by US$ 71 million offset by long term transfer of US$ 32 million, and (vi) US$ 12 million decrease in Endesa Generación Costanera, mainly for the payment of the debt with Mitsubishi of US$ 16 million.

The above was partially offset by (i) a US$ 92 million increase in Enel Distribución Sao Paulo, mainly for debt increase for bond issue of US$ 130 million, long term transfers of US$ 95 million offset by obligation payments of US$140 million, (ii) US$ 58 million increase in Enel Distribución Goiás, mainly by debt issue increase of US$ 110 million, plus accrued interest and long-term transfers of US$ 51 million, offset by loan payments of US$ 103 million and (iii) increase in Enel Generación Fortaleza of US$ 61 million, mainly for long term transfers.

•        A US$ 331 million decrease in Commercial accounts and other current accounts payable which is essentially explained by (i) US$ 147 million decrease in Edesur of which US$ 231 million is related to the regulatory agreement signed the Argentine national State, US$ 65 million due to the conversion effects stemming from the devaluation of the Argentine peso in relation to the US dollar offset by US$ 149 million from higher accounts payable to suppliers for energy purchases (ii) US$ 62 million decrease in Codensa, corresponding mainly to supplier payments of US$ 87 million , offset by a net increase in dividends payable of US$ 25 million , (iii) a decrease in Central Docksud of US$ 21 million , mainly from supplier payments for energy purchases (iv) a USD 136 million net decrease in Enel Américas for payment of dividends and (v) a decrease in Enel Distribución Goiás of US$ 65 million , mainly from supplier payments for energy purchases net of the conversion effects of the devaluation of the Brazilian real in relation to the US dollar. The above was partially offset by an increase in Enel Distribución Sao Paulo of US$ 94 million, mainly for long term transfers of payable obligation with Eletrobrás of US$ 84 million and sector liabilities of US$ 168 million and US$ 14 million due to the conversion effects of the Brazilian real in relation to the US dollar offset by installment payment of Eletrobrás of US$ 84 million and amortization of sector liabilities totaling US$ 178 million.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

•        A US$ 156 million decrease in other current provisions mainly due to (i) decrease in Edesur of US$ 80 million , of which US$ 97 million have been transferred to accounts payable as a result f the regulatory agreement with the Argentine National State and US$ 16 million from the conversion effects due to the devaluation of the Argentine peso in relation to the US dollar offset by an increase in provisions for legal proceedings, labor proceedings and civil proceedings totaling US$ 10 million and a US$ 19 million financial update, and (ii) a US$ 73 million decrease in Enel Distribución Sao Paulo, corresponding to the transfer of Eletrobras debt to commercial accounts payable of US$ 84 million and US$ 13 million decrease in labor and civil provision offset by a transfer of provisions from long term of US$ 20 million .

•        Current Tax Liabilities decrease of US$ 65 million for the 2018 tax year net of the corresponding provisions for tax year 2019.

      Non-current liabilities increased by US$ 2,318 million, equivalent to a 26 % variation mostly attributable to:

•        A US$ 784 increase in Other financial non-current liabilities (financial debt and derivatives) mostly explained by por (i) debt increase of Enel Distribución Ceará of US$ 188 million from new bond issue of US$ 169 million and new loan of US$ 21 million , net of short term transfer plus the effect of the application of IFRS 16 of US$ 3 million, (ii) US$ 358 million increase in Enel Distribución Río from new loans totaling US$ 364 million , net of short term transfers of US$ 22 million , plus the effect of the application of IFRS 16 of US$ 3 million, (iii) US$ 99 million increase in Enel Distribución Goiás corresponding to new loans of US$ 143 million, net of short term transfer of US$ 51 million, plus the effect of the application of IFRS 16 of US$ 4 million, (iv) US$ 92 million increase in Enel Distribución Sao Paulo mainly from the issue of new bond debt of US$ 390 million, offset by prepayment of bonds for US$ 234 million and short-term transfers of US$ 94 million, plus an increase in debt due to the initial recognition of IFRS 16 for US$ 24 million, and (v) US$ 150 million increase in Codensa, mainly from new bond issue of US$ 153 million and US$ 21 million for new loans, offset by short-term transfers of US$ 25 million. The above was partially offset by decreases in Emgesa for US$ 63 million, mainly from the transfer of bond debt to short-term bonds for US$ 76 million, offset by US$ 15 million of effects of the devaluation of the Colombian peso in relation to the US dollar, and in Enel Generación Fortaleza of US$ 61 million, mainly related to short-term transfer.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

•        A US$ 1,768 increase in commercial accounts and other non-current accounts payable corresponding mainly to the recognition of new liabilities in Enel Distribución Sao Paulo and Enel Distribución Ceará of US$ 1,288 million and US$ 366 million, respectively, representing amounts that our subsidiaries will have to return to their customers as they recover certain taxes that were overpaid in the past, net of any costs incurred by the Companies in the legal proceedings associated with this matter (see explanation of Other non-current non-financial assets on page No. 35 of this document).

In addition, (i) Enel Distribución Sao Paulo registered an increase in its accounts payable of US$ 136 million mainly for: US$ 341 million, as a result of a reclassification from provisions as a result of the end of litigation with Eletrobras, offset by a US$ 84 million due to short-term transfer from the same litigation, considering the established payment schedule and a net decrease in sector liabilities of US$ 121 million, mainly due to short-term transfers, (ii) a US$ 55 million increase mainly due to the regulatory agreement from the investment plan of US$ 117 million offset by mutual condoning with Cammesa of US$ 48 million and the conversion effects of the Argentine peso against the US dollar of US$ 14 million and offset by (iii) a US$ 81 million decrease in Enel Distribution Goiás mainly from short-term transfer of net regulatory liabilities from period increases and the conversion effects.

•        A US$ 305 million decrease in other not current provisions corresponding mainly to Enel Distribución Sao Paulo of US$ 341 million due to debt transfer with Eletrobrás to long term commercial accounts payable offset by an increase in labor risks of a US$ 32 million and US$ 9 million in conversion effects.

•        A US$ 78 million increase in deferred tax liabilities corresponding mainly to an increase in Argentine subsidiaries of US$ 68 million arising mainly from the application of IAS 29 in the company’s balance sheets (mainly fixed assets).

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

•        Total Equity increase by US$ 645 million explained by:

Equity attributable to the property (shareholders) of the controller increased US$ 541 million mainly because of (i) profit increase for the period of US$ 544 million, (ii) increase of other various reserves of US$ 117 million of which US$ 121 million correspond to inflation adjustment in equity accounts of Argentinean subsidiaries and US$ 4 million from negative conversion effects. The above was partially offset by US$ 120 million dividend payment.

Non-controlling shareholdings increased by US$ 104 million and correspond to (i) US$ 283 million increase in profits for the period and (ii) US$ 84 million increase in other reserves corresponding mainly to inflation adjustment in equity accounts of Argentinean subsidiaries. The above was offset by (i) US$ 259 million decrease in dividend payment and (ii) US$ 4 million decrease in integral results.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

The development of the main financial indicators is as follows

Indicator		Unit	06/30/2019	12/31/2018	06/30/2018	Change	% Change

Liquidity	Current liquidity	Times	0.71	0.66		0.05	6.9%
	Acid ratio test (1)	Times	0.66	0.63		0.04	6.1%
	Working Capítal	MMUSD	(2,636)	(3,267)		631	(19.3%)
Leverage	Leverage	Times	2.14	2.10		0.0	1.6%
	Short Term Debt	%	44.5%	52.0%		(7.5)	(14.4%)
	Long Term Debt	%	55.5%	48.0%		7.5	15.6%
	Financial Expenses Coverage (2)	Times	4.06		4.35	(0.29)	(6.7%)
Profitability	Operating Income/Operating Revenues	%	20.3%		21.0%	(0.7)	(3.4%)
	ROE (annualized)%		19.2%		14.5%	4.7	32.3%
	ROA (annualized)%		6.8%		5.2%	1.6	31.2%

(1) Current assets net from inventories
(2) Considers EBITDA divided by financial expenses

The Company’s Current liquidity as of June 30, 2019 reached 0.71 times, showing a 6.9% increase in relation to December 2018, mostly explained by decreased current liabilities

The Company’s Acid Test as of June 30, 2019 reached 0.66 times, showing a 6.1% increase in relation to December 2018, mostly explained by decreased current liabilities

- The Company’s Working capital as of June 30, 2019 was US$ 2,636 million showing an improvement in relation to December 31, 2018 also related to the decrease of current liabilities.

- The Company’s Leverage (indebtedness ratio) stood at 2.14 times as of June 30, 2019, a 1.6% increase in relation to December 31, 2018 mostly on account of the increased current liabilities.

- The Hedging of financial costs as of the period that ended on June 30, 2019 was 4.06 times, which represents a 6.7 % decrease as compared to the same period of the previous year, mainly because of higher financial costs.

The Return-on-equity (profitability) index, measured in terms of operating income over operating revenues reached by 20.3% on June 30, 2019.

The Return-on-equity of the controller’s property owners (shareholders) was 19.2% representing a 32.3% increase as a result of an increase in the income attributable to the property owners for the previous period.

.

The Return-on-assets stood at 6.8% as of June 30, 2019, which represent an increase by 31.2%, due to better result of period in relation to the same period of the year before.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

MAIN CASH FLOWS

The Company’s net cash flows were negative in the first half of 2019 and reached - US$ 494 million which represents a US$ 1,542 million decrease in relation to the same period of the previous year.

The main variables on account of the flows of the operation, investment and financing activities that explain this decrease in net cash flows, as compared to June 2018 are described below:

Net Cash Flow
	June 2019	June 2018	Variation	Variation
	(US$ million)%

From Operating Activities	609	528	81	15.3%

From Investing Activities	(776)	(1,897)	1,121	(59.1%)

From Financing Activities	(328)	2,417	(2,745)	(113.6%)

Total Net Cash Flow	(494)	1,048	(1,542)	(147.1%)

The net cash flows stemming from operating activities totaled US$ 609 million in June 2019, representing a 15.3% increase in relation to the same period of the previous year. This variation is mostly explained by an increase in the type of collections for operations activities mainly in (i) US$ 1,872 million increase in collections from the sale and provision of services, (ii) a US$ 16 million charge increase for operations, (iii) US$ 8 million less for the charge of royalties and commissions, and (iv) US$ 2 million less from charges related to premiums, services, annual fees and other benefits from endorsed policies. These effects were partially offset by the type of cash payments from operations mainly in (i) US$ 858 million more in payments to suppliers for the supply of goods and services, (ii) US$ 60 million more in payments to and on behalf of employees, (iii) US$ 878 million more in other payments for operation activities (iv) US$ 36 million less in income tax payments and (vi) US$ 37 million more in other cash outgoings.

The net cash flows coming from (used in) investment activities were net outgoings of US$ 776 million as of June 2019 explained mainly by (i) a US$ 466 million payment for reimbursement for the incorporation of properties, plants and equipment, (ii) US$ 336 million  for the incorporation of intangible assets, (iii) US$ 3 million in payments arising from future contracts, term deposits, options and swaps, (iv) US$ 162 million from investment of > 90 days, and (v) US$ 16 million in other outgoings. These cash investment outgoings were offset by (i) US$ 64 million from interest received, (ii) US$ 135 million from the redemption from investment payments of > 90 days and (iii) US$ 8 million from other income.

The net cash flows coming from (used in) financing activities were outgoings totaling US$ 328 million as of June 2019, stemming mainly from US$ 1,820 million in loans including US$ 435 million for bank credits, US$ 1,232 million in bonds and US$ 153 million other financing sources. The above was partially offset by (i) US$ 1,268 million loan payments, which includes US$ 360 million of bank loan payments, US$ 731 million in bonds and US$ 176 million from other sources of financing, (ii) US$ 636 million dividend payments, (iii) US$ 222 million interest payments, and (iv) US$ 22 million liability payment for financial rental.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Below we present the Disbursements of the Incorporation of Properties, Plants and Equipment and their Depreciation for the periods ended in June 2019 and 2018.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million US$)

Company	Payments for additions of Property, plant and equipment		Depreciation
	2019	2018	2019	2018

Enel Generación Chocón S.A.	0	1	8	2
Enel Generación Costanera S.A.	2	20	20	14
Emgesa S.A.E.S.P.	51	51	37	37
Enel Generación Perú S.A.	25	24	27	26
Enel Distribución Goiás (Celg)	70	101	41	45
EGP Cachoeira Dourada S.A.	2	0	3	4
Enel Generación Fortaleza	2	4	7	6
Enel Cien S.A.	-	0	7	9
Enel Distribución Sao Paulo S.A.	108	28	101	13
Edesur S.A.	114	62	28	10
Enel Distribución Perú S.A.	85	39	27	26
Enel Distribución Rio (Ampla) (*)	77	74	57	44
Enel Distribución Ceará (Coelce) (*)	82	86	32	30
Codensa S.A.	160	162	60	60
Enel Trading Argentina S.R.L.	-	-	0	0
Central Dock Sud S.A.	21	14	16	6
Enel Generación Piura S.A.	1	3	7	6
Holding Enel Americas y Sociedades de Inversión	2	2	2	2

Total	802	671	480	340

(*) Includes intangible assets concessions

MAIN RISKS RELATED TO THE ACTIVITIES OF ENEL AMÉRICAS SA GROUP

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them might affect their operations, economic situation and operating income.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate. Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation and operating results.

Such new laws or regulations sometimes modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the group’s future results.

The Group’s activities are subject to wide-ranging environmental regulations that Enel Américas continuously complies with. Eventual modifications introduced to such regulations could impact its operations, economic situation and operating income.

Enel Américas and its operative subsidiaries are subject to environmental regulations; which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

      Public authorities will approve such environmental impact studies;

      Public opposition will not derive in delays or modifications to any proposed project;

      Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants or plans.

The Group’s Commercial activity has been planned in order to moderate eventual impacts resulting from changes in the hydrologic conditions.

Enel Américas Group’s operations include hydroelectric generation and, therefore, they depend from the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity. The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption.

Depending on weather conditions, differences may arise in the margins obtained by the business.

The financial situation and result of the operations may be adversely affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies that are part of the Enel Américas Group are exposed to certain risks managed through the application of systems of identification, measurement, limitation of concentration and supervision.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Among the basic principles defined by the Group when establishing risk management policies are the following:

-              Compliance with the good corporate governance standards.

-              Strictly compliance with the Group’s whole regulatory system

-              Each business and corporate area define:

                                       I.     The markets in which it can operate according to the knowledge and capacity that are sufficient to guarantee efficient risk management.

                                        II.    Criteria related to counterparts.

                                     III.    Authorized operators.

-        For each market in which they operate business and corporate areas establish their predisposition to risk consistent with the defined strategy.

-        All operations of corporate areas and business operate within the limits approved in each case.

-        Business, corporate areas, lines of business and companies establish risk management controls to ensure that markets transactions are carried out in accordance with the policies, standards and procedures of Enel Américas.

21.1 Interest Rate Risk

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

The comparative structure of the financial debt of the Enel Américas Group, according to fixed and/or protected and variable rates of interest over total gross debt, after the derivative contracts, is the following:

Gross position

	30-06-2019	31-12-2018
	%	%
Fixed interest rate	52%	59%

21.2 Foreign exchange rate risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-        Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

-        Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums, amongst others.

-        Income of the Group’s companies directly linked to the fluctuation of currencies other than those of its own cash flows.

-        Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Américas Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows, or local currencies if there are, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are: cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

21.3 Commodities risk.

The Enel Américas Group might be exposed to the risk of price variations of certain commodities, primarily through:

-                  Fuel purchases in the process of electric energy generation.

-                  Spot energy purchases in local markets.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

In consideration of the operative conditions confronted by the electricity generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income.

As of June 30, 2019, there were operations of energy futures purchase agreements in place for the amount of 2.64 GWh. Said purchases support energy sale contracts on the wholesale market. As of June 30, 2019, 2.64 GWh of energy futures purchase have been liquidated in order to cover the contracting portfolio.

As of December 31, 2018, there were contracts for the purchase of energy futures in place for 5.28 GWh. Said purchases support an energy sale contract in the wholesale market. As of December 31, 2018, 10.92 GWh in sale contracts and 7.2 GWh energy futures purchases have been settled.

21.4 Liquidity Risk

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period; which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives (see notes 20 and 22).

As of June 30, 2019 the Enel Américas Group held a liquidity position of MUS$ 1,409,450 in cash and other equivalents and US$ 650 million in long-term credit lines available unconditionally. As of December 31, 2018, the Enel Américas Group’s liquidity position totaled MUS$ 1,904,285 in cash and cash equivalents and MUS$ 1,000,000 in unconditionally-available long-term lines of credit.

21.5 Credit Risk

The Enel Américas Group monitors its credit risks continuously and in detail.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Commercial accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as said earlier, are quite limited.

Our electricity distribution companies are authorized, in all cases, to cut off supply to non-performing customers, which is applied in line with the current regulations of each country; all of which facilitates the credit risk evaluation and control process; which, to be sure, is just as limited.

Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions with pre-established limits per institution.

In our selection of banks for investments, we consider those ranked with investment grade according to the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

21.6 Risk Management

The Enel Américas Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-                  Financial debt.

-                  Derivatives for debt hedging

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one quarter with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the positions portfolio, which includes:

-                  The USS Libor rate of interest.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

-                  The various currencies in which our companies operate, the habitual local indices of bank practices.

-                  The exchange rates of the different currencies implied in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly variations.

Taking into account the aforementioned hypotheses, the Value at Risk of the above-discussed positions one quarter out is MUS$ 429,000 million.

This value represents the potential increment of the debt and derivatives portfolio; therefore, this value at risk is intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other risks

As is the habitual practice in bank credits and capital market operations, a portion of the financial indebtedness of Enel Américas is subject to cross-default provisions. If certain defaults (non-complying) are not indeed remedied, they may result in a cross default situation and certain liabilities of Enel Américas may eventually become callable.

The non-payment of debt following any applicable grace period of any debt of Enel Américas either individual or of any important subsidiary, of a capital amount in excess of US$ 150 million, may lead to the forced acceleration payment of the bank credit pursuant the law of the State of New York. In addition, this appropriation contains provisions according to which certain events other than non-payment, in Enel Américas, such as bankruptcy, insolvency, court ordered judgments adverse amounting to more than US$150 million, among others, could result in the declaration of acceleration of those credits.

The non-payment of debt following any applicable grace period of any debt of Enel Américas either individual or of any important subsidiary (as defined by contract) with an unpaid capital whose amount is in excess of US$ 150 million, or its equivalent in other currencies, may lead to the forced acceleration payment of a substantial part of the Yankee Bonds.

Finally, in the case of local bonds of Enel Américas, the early payment of these debts, it triggered only by breach of the issuer or debtor, i.e. Enel Américas, not referring to their foreign subsidiaries. In the case of local bonds, the cross default may be triggered in cases where the amount in arrears exceeding 3% of Total Consolidated Assets, either on an individual debt or debt at the aggregate level.

There are no provisions in the credit agreements by means of which changes in the corporate classification of the debt of Enel Américas by risk classification agencies may generate an obligation to make debt prepayments.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

In relation to the assets of higher importance, the following should be noted:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly. (See Note 3.e of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment. Should there be such an indication, we estimate the recoverable amount of such asset in order to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Notes and accounts receivable from related companies are classified according to their short and long-term maturities. Operations adhere to fair conditions similar to those that prevail in the market.

In short, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes No. 2 and 3 of these Enel Américas’ Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
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Title: Chief Executive Officer

Date: August 2, 2019